Exhibit 4.2(s)

“CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.”

SPONSORED CLINICAL STUDY AGREEMENT

This Clinical Study Agreement (the “Agreement”) is made this 14th day of April, 2003 (“Effective Date”), between The University of Texas M.D. Anderson Cancer Center, 1515 Holcombe Boulevard, Houston, Texas 77030 (“Institution”), a component of The University of Texas System (“System”), and ChemGenex Therapeutics, Inc., 3475 Edison Way, Suite M, Menlo Park, California 94025 (“Sponsor”).  Institution and Sponsor agree as follows:

1. PROTOCOL

1.1                                 Institution agrees to use its best efforts to conduct a clinical study of Sponsor’s study drug, as an independent contractor, in accordance with Institutional policy, applicable laws and regulations and the protocol entitled “A Phase II Open-Label Study of the Intravenous Administration of Homoharringtonine (CGX-635) in the Treatment of Myelodysplastic Syndrome (MDS)” (the “Protocol”), as described in Exhibit A attached hereto and incorporated herein (the “Study”). The Study shall be supervised by Jorge Cortes-Franco, M.D. (“Principal Investigator”), at Institution, with assistance from associates and colleagues (collectively, “Other Investigators”), as required.

1.2                                 The Institution shall require the Principal Investigator and the Other Investigators engaged in the Study each individually to complete and return to Sponsor the Disclosure of Financial Interests and Arrangements attached hereto as Exhibit C (“Disclosure”). Sponsor shall hold such Disclosures in confidence and shall only use such Disclosures as necessary to comply with FDA regulatory requirements set forth in 21 CFR § 54. By completing the Disclosure, the Principal Investigator and the Other Investigators shall represent that the Disclosure supplied is truthful and accurate. Failure of Investigators to complete and return the Disclosure(s) to Sponsor shall be considered a material breach of this Agreement. In the event that circumstances change during the Study and the Disclosure submitted by the Principal Investigator and the Other Investigators engaged in the Study is no longer truthful and accurate, the Principal Investigator and/or the Other Investigators shall promptly submit to Sponsor updated Disclosure(s) reflecting the new circumstances.

1.3                                 Sponsor agrees to engage the services of Institution to conduct the Study and further agrees to provide at no cost to Institution the study drug and related materials as referenced in the Protocol (the “Study Drug “) for the conduct of the Study. The Study shall be conducted at Institution.

1.4                                 Neither the Principal Investigator nor the Study location may be changed without Sponsor’s prior written consent.

1.5                                 Institution and Sponsor shall comply with all applicable laws, rules and regulations in performance of the Studies. Independent assurance that the Study is designed in a manner appropriate to ensure that the subjects are protected shall be provided by the Institution’s Ethics Committee or Institutional Review Board (collectively, “IRB”). The Institution shall formulate, in cooperation with the Sponsor, informed consent agreements. Institution shall ensure that written informed consent agreements, as well as other applicable consents required by law, are obtained from each individual Study subject before such individual is allowed to participate as a subject in the Studies. Breach of this Section 1.5 shall constitute a material breach of this Agreement. Sponsor shall be entitled to review and revise as appropriate such informed consent form or any modification thereof prior to use by the Institution, subject to subsequent approval by the IRB.

1.6                                 In accordance with applicable laws and regulations, Institution shall cause Principal Investigator to promptly, but in no event more than twenty-four (24) hours later, advise Sponsor of any serious adverse reactions or side-effects relating to the Study Drug or arising during the course of performance of the Study. Such notification by Principal Investigator shall be by telephone and as directed in the Protocol. Sponsor and Institution shall jointly and promptly deal with all such serious adverse reactions or side effects and take appropriate measures necessary to safeguard the subjects.

1.7                                 Institution shall not use independent contractors to perform any services to be performed by Institution under the Study without the prior written consent of Sponsor.

2. AWARD

2.1                                 In consideration for performance of the Study by Institution, Sponsor shall pay Institution a maximum of [*] dollars ($[*]) per patient for Study expenses for up to fifteen (15) patients, according to the study budget and payment schedule detailed in Exhibit B. This amount, shown by approximate category of expense in Exhibit B is attached hereto for information only. The first installment is payable within thirty (30) days of the Effective Date, and subsequent installments are payable quarterly. In no event shall Sponsor be obligated to pay to Institution any aggregate amount in excess of [*] dollars ($[*]) unless Sponsor consents to do so in writing.  Breach of Section 2.1 shall constitute a material breach of this Agreement.

3. TERM

3.1                                 This Agreement shall continue in force until the earlier of completion of the Study as mutually agreed upon by the parties or twenty-four (24) months from the Effective Date; provided, however, that Sponsor may terminate the Agreement at will by giving thirty (30) days advance written notice to Institution.  Institution may terminate this Agreement for material breach by Sponsor, if such breach remains uncured thirty (30) days after Sponsor receives written notice of such breach from Institution.

3.2                                 Upon early termination of this Agreement other than for Institution’s material breach and subject to the maximum amount specified in Article 2, Sponsor shall be liable for all reasonable and documented costs incurred by Institution in performance of the Study at the time of such termination, and all non-cancelable obligations reasonably relating to such performance. Sponsor shall pay Institution for such costs within thirty (30) days of receipt of an invoice for same.

3.3                                 Upon termination of this Agreement, Institution shall return Sponsor’s Study Drug, Confidential Information of the Sponsor and other Study materials.

4. INDEMNIFICATION

4.1                                 Institution shall, to the extent authorized under the Constitution and laws of the State of Texas, indemnify and hold Sponsor, its officers, agents, employees, independent contractors and affiliates (“Sponsor Indemnitees”) harmless from any and all liability, loss, costs (including reasonable attorneys’ fees) or damages resulting from the negligent acts or omissions or willful malfeasance of Institution, its agents, employees or related personnel (including, but not limited to postgraduate students and other students) arising out of the activities to be carried out pursuant to the obligations of this Agreement; provided, however, that Institution shall not hold such Sponsor Indemnitees harmless from claims arising out of the negligence or willful malfeasance of such Sponsor Indemnitees.

4.2                                 Sponsor shall indemnify and hold harmless System, Institution, their Regents and officers, agents, employees or related personnel (including, but not limited to postgraduate students and other students) of Institution or System (“Institution Indemnities”) from any liability, loss, costs (including reasonable attorneys’ fees) or damages resulting from judgments or claims against them arising out of the activities to be carried out pursuant to the obligations of this Agreement, including but not limited to the use by Sponsor of the results of the Study; provided however, that Sponsor’s obligation to indemnify and hold harmless shall not apply to the extent such liability, loss, costs or damages result from:

a.                                       the negligent failure of Institution or such Institution Indemnitee to adhere to the terms of the Protocol, or the material failure of Institution or such Institution Indemnitee to comply with any applicable governmental requirements or to perform its obligations under the Agreement; or

b.                                      the negligence or willful malfeasance by a Regent, officer, agent, employee or related personnel (including, but not limited to postgraduate students and other students) of Institution or System.

4.3                                 As a condition of indemnification by a party, such party seeking indemnification shall provide the indemnifying party with prompt written notice of any such claim or action arising out of the activities to be carried out pursuant to the obligations of this Agreement. Such indemnifying party shall have the right, but not the obligation, to control the defense of any and all such claims and actions and shall have the right to select and engage counsel of its choice. The indemnified party shall cooperate fully with the indemnifying party in defense of any and all claims and actions. Institution shall not settle a claim while including an admission of wrongdoing or negligence on the part of Sponsor without Sponsor’s written approval. Sponsor shall not settle a claim while including an admission of wrongdoing or negligence on the part of Institution without Institution’s written approval. This Section 4.3 is subject to the statutory duties of the Texas Attorney General.

4.4                                 Each party shall maintain commercially reasonable levels of insurance or other adequate forms of protection to satisfy its indemnification obligations under this Agreement as follows:

a.                                       University, as a component of System, is an agency of the State of Texas and is self-insured pursuant to The University of Texas System Professional Medical Malpractice Self-Insurance Plan, under the authority of Chapter 59, Texas Education Code. University has and will maintain in force during the term of this Agreement adequate insurance to cover its indemnification obligations hereunder.

b.                                      Sponsor agrees to maintain reasonable coverage for such liabilities either through commercial insurance or a reasonable self-insurance mechanism, and information concerning commercial insurance of a reasonable self-insurance mechanism will be reasonably provided to the University.

5. REPRESENTATIONS

5.1                                 Institution represents that it is qualified and permitted to enter into this Agreement and that the terms of this Agreement are not inconsistent with its other contractual arrangements. Institution represents that it is not constrained by any existing agreement in providing complete disclosures to Sponsor concerning obligations to be performed under this Agreement.

5.2                                 Institution represents that this Agreement is a legal and valid obligation binding upon Institution and enforceable in accordance with its terms.

5.3                                 During the term of this Agreement, Institution covenants that it shall not enter into any agreement to provide services which would in any way materially impair its ability to complete the Study in a timely fashion.

5.4                                 Institution represents that it has never been and, to the best of its knowledge after reasonable inquiry, its employees have never been 1) debarred or 2) convicted of a crime for which a person can be debarred, under section 306(a) or 306(b) of the Generic Drug Enforcement Act of 1992 (“Section 306(a) or (b)”). Institution represents that it has never been and, to the best of its knowledge after reasonable inquiry, none of its employees has ever been 1) threatened to be debarred or 2) indicted for a crime or otherwise engaged in conduct for which a person can be debarred, under Section 306(a) or (b). Institution covenants that it will promptly notify Sponsor in the event of any such debarment, conviction, threat, or indictment. The terms of the preceding sentence shall survive the termination or expiration of this Agreement for a period of three (3) years.

5.4                                 Institution shall also provide all information to Sponsor necessary to comply with any disclosure requirements, including any information required to be disclosed in connection with any financial relationship between Sponsor and the Principal Investigator as required per Exhibit C.

6. PUBLICATION AND CONFIDENTIALITY

6.1                                 Institution reserves the right to publish the results of the Study, with due regard to the protection of Sponsor’s confidential information. Institution will submit the manuscript of any proposed publication to Sponsor at least thirty (30) days before publication, and Sponsor shall have the right to review and comment upon the publication in order to protect Sponsor’s Confidential Information. Institution shall delete from such publication or release any of Sponsor’s Confidential Information. Upon Sponsor’s request, publication will be delayed up to sixty (60) additional days to enable Sponsor to secure adequate intellectual property protection of property of Sponsor that would be affected by said publication.

6.2                                 Except as otherwise required by law or regulation, neither party shall release or distribute any materials or information containing the name of the other party or any of its employees without prior written approval by an authorized representative of the non-releasing party, but such approval shall not be unreasonably withheld.

6.3                                 The parties may wish, from time to time, in connection with work contemplated under this Agreement, to disclose confidential information to each other, including, but not limited to, patent applications, technology or business plans and all information relating thereto; all proprietary biological, chemical or other materials; applications, formulas, manufacturing processes, basic scientific data, prior and ongoing clinical trial data and formulation information; and any other information designated in writing as “Confidential” by a party (“Confidential Information”).  Each party agrees not to use the other party’s Confidential Information except for purposes expressly authorized in this Agreement, including Institution’s right to publish the results of the Study as specified in Section 6.1 herein. Each party shall not disclose any of the other party’s Confidential Information to third parties for a period of five (5) years from receipt thereof, provided that the recipient party’s obligation shall not apply to information that:

a.                                       is already in the recipient party’s possession at the time of disclosure thereof;

b.                                      is or later becomes part of the public domain through no fault of the recipient party;

c.                                       is received from a third party having no obligations of confidentiality with respect thereto to the disclosing party;

d.                                      is independently developed by the recipient party without any breach of this Agreement; or

e.                                       is required by valid law or regulation to be disclosed; provided that, in the event that information is required to be disclosed pursuant to this subsection e., the party required to make disclosure shall notify the other party prior to such disclosure, and shall use reasonable efforts to cooperate with such party to allow assertion of whatever exclusions or exemptions may be available to it under such law or regulation.

7. INTELLECTUAL PROPERTY RIGHTS

7.1                                 “Invention” shall mean any discovery, invention, technology, material, information, concept, or idea, whether or not patentable, made either during or arising out of the conduct of the Study, or using materials provided by Sponsor under this Agreement, including but not limited to processes, methods, software, tangible research products, formulas and techniques, improvements thereto, and know-how related thereto.

7.2                                 Institution shall require that the Principal Investigator to promptly disclose in writing to its Intellectual Property Committee and to Sponsor any Inventions made by: 1) employees, independent contractors, affiliates and related personnel (including, but not limited to postgraduate students and other students) of the Institution and/or 2) the Principal Investigator and Other Investigators. All Inventions and any information with respect thereto shall be subject to confidentiality obligations commensurate with those set forth in Section 6.3 herein.

7.3                                 All rights and title to any Invention conceived and reduced to practice as a direct result of the performance of the work conducted under this Agreement and all intellectual property rights related thereto provided by Sponsor to Institution shall be owned solely by Sponsor. Institution shall not use the Study Drug other than to perform its obligations under this Agreement (the “Permitted Use”). For clarity, any Inventions arising from any use of the Study Drug by Institution, the Principal Investigators or Other Investigators outside the Permitted Use, and all intellectual property rights related thereto, shall be owned solely by Sponsor.

7.4                                 Institution hereby assigns to Sponsor all right, title and interest in and to such Inventions (including intellectual property rights related thereto) of its employees, agents and related personnel (including, but not limited to, the principal investigator, Other Investigators, postgraduate students and other students, as applicable) conceived and reduced to practice as a direct result of the performance of the work conducted under this Agreement. Sponsor shall pay any reasonable costs necessary to affect such assignment. Costs associated with procuring, maintaining or enforcing intellectual property rights associated with any Invention subsequent to its assignment shall be borne by Sponsor.

8. REGULATORY

8.1                                 Each party shall promptly notify the other party of any FDA regulatory inspections of which it becomes aware relating to the Study. Sponsor shall have the right to be present at any such inspections and shall have the opportunity to provide, review, and comment on any responses that may be required.

8.2                                 Sponsor’s representatives may visit and/or meet with Institution, Principal Investigator, Other Investigators, consultants or Sponsor-approved subcontractors at reasonable times and with reasonable frequency during normal business hours to observe the progress of the Study and review Study records. Institution shall cause Principal Investigator to assist Sponsor in scheduling such visits.

8.3                                 Subject to the requirements of Articles 6 and 7, Institution shall retain in its possession copies of any and all data, documents or information related to the performance of this Agreement solely as required for regulatory, legal or insurance purposes.  Institution shall maintain its records in a professional manner so as to permit Sponsor to review the data, documents or information in full without disclosing to Sponsor any third party confidential or proprietary information.  Institution shall maintain all such records for a period of three (3) years or as required by applicable FDA guidelines, whichever is longer. Upon expiration of such applicable FDA guideline(s) or after three (3) years, whichever is longer, Sponsor shall, upon Institution’s request and at Sponsor’s expense, direct that such records be delivered to Sponsor.

9. GENERAL

9.1                                 This Agreement, including the attached Exhibits A, B and C, constitutes the entire and only Agreement between the parties relating to the Study, and all prior negotiations, representations, agreements, and understandings are superseded hereby.  No agreements altering or supplementing the terms hereof, including the exhibits attached hereto, may be made except by a written document signed by the duly authorized representatives of both parties. Any conflicts between the Exhibits and this Agreement are controlled by this Agreement.

9.2                                 This Agreement shall be construed and enforced in accordance with the laws of the State of Texas.

9.3                                 This Agreement anticipates educational training and may involve health science postgraduates and other students of the Institution. Institution shall cause any such students, and Principal Investigator and Other Investigators who participate in the Study to perform the Study in accordance with this Agreement as if they were a party thereto; including without limitation, obligations commensurate with or that effect the intent of Articles 6 and 7.

9.3                                 This Agreement shall be binding upon the successors and permitted assigns of the parties; provided, however, that no assignment shall be made by Institution without the prior written consent of Sponsor. Sponsor may assign this Agreement without prior written consent of Institution. Any attempt by Institution to assign this Agreement or any rights or delegate any duties hereunder contrary to the foregoing provision shall be void and of no legal effect.

9.4                                 Any notices given under this Agreement must be in writing and shall be deemed given and received five (5) business days after the date of mailing, one (1) calendar day after dispatch by overnight courier service, by facsimile transmission (receipt verified) or upon receipt if by hand delivery. Any notices pursuant to this Agreement shall be sent to the following address:

If to Institution:	The University of Texas M.D. Anderson Cancer Center
Address: 1515 Holcombe Blvd., Box 307
Fax: (713) 794-4535

Attention: Melinda Mathis, M.P.A.
Title: Director, Sponsored Programs and Compliance

With a copy to:	The University of Texas M.D. Anderson Cancer Center
Address: 1515 Holcombe Blvd., Box 428
Fax: (713) 792-2031
Attention: Hagop M. Kantarjian, M.D.
Title: Principal Investigator

If to Sponsor:	ChemGenex Therapeutics, Inc.
3475 Edison Way, Suite M
Menlo Park, CA
Fax: (650) 474-9808
Attention: Dennis Brown, Ph.D.

Each party may change its address for receipt of notices by giving the other party written notice of the new address.

9.5                                 No right or license is granted under this Agreement by either party to the other, either expressly or by implication, except those specifically set forth herein.

9.6                                 No failure or delay of one of the parties to insist upon strict performance of any of its rights or powers under this Agreement shall operate as a waiver thereof, nor shall any other single or partial exercise of such right or power preclude any other further exercise of any rights or remedies provided by law.

9.7                                 If any provision of this Agreement should be held invalid or unenforceable, the remaining provisions shall be unaffected and shall remain in full force and effect, to the extent consistent with the intent of the parties as evidenced by this Agreement as a whole.

9.8                                 The relationship between the parties is that of independent contractors, and neither party shall have the authority to bind or act on behalf of the other party without obtaining such other party’s prior, written consent.  This Agreement shall not constitute, create, or in any way be interpreted as a joint venture, partnership or business organization of any kind.

9.9                                 Sections 3.2 and 8.3, and Articles 4, 6, 7 and 9 shall survive any termination of this Agreement.

IN WITNESS WHEREOF, Institution and Sponsor hereby enter into this Agreement, effective as of the date first set forth above, and execute two (2) original counterparts.

ChemGenex Therapeutics, Inc.

The University of Texas

M.D. Anderson Cancer Center

BY:	BY:
DATE:	DATE:
Leonard A. Zwelling, M.D., M.B.A.
Vice President for Research Administration

Reviewed & Approved:

Date:

I acknowledge that I have read this Agreement in its entirety and that I shall use reasonable efforts to uphold my individual obligations and responsibilities set forth herein:

BY:
Jorge Cortes-Franco, M.D.
Principal Investigator

BY:
Hagop M. Kantjarian, M.D.
Chair, Department of Leukemia

BY:
Waun Ki Hong, M.D.
Head, Department of Cancer Medicine

Make Payment To:

The University of Texas

M.D. Anderson Cancer Center

Attn:  Manager, Grants & Contracts Accounting

P. O. Box 297402

Houston, TX 77297

Tax I.D.  74 6001118 A1

EXHIBIT A

CLINICAL PROTOCOL

EXHIBIT B

STUDY BUDGET/PAYMENT SCHEDULE

Protocol Administration Charges:
Institutional Review Board	$	[*]
Pharmacy Set-up	$	[*]
Miscellaneous, specify: PDMS user fee	$	[*]

Patient Study Visit	Cost Per Visit/Cycle		Number of Visits/Cycles	Maximum Cost Per Patient
Screening + Remission Induction 1	$	[*]	1	$	[*]
Additional Remission Induction	$	[*]	Up to 2	$	[*]
Remission Maintenance Therapy	$	[*]	Up to 12	$	[*]
Study Completion	$	[*]	1	$	[*]
			Total Max. Cost Per Patient:	$	[*]

Payment Schedule

The first installment of [*] is payable within thirty (30) days of the Effective Date of this Agreement. Subsequent study payments will be made quarterly in accordance with the number of study visits/treatment cycles completed by each patient and upon receipt of verifiable, required study data by ChemGenex Therapeutics, Inc. The final payment will be based upon the total number of evaluable patients x per visit cost, less the total of previously issued study payments. An evaluable patient is defined as an enrolled patient meeting all entry criteria who has completed induction therapy and all required follow-up per protocol (or who has terminated early for a study-related reason). The final payment will be issued upon resolution of all patient data queries.

Payment Issue
Payee	The University of Texas, M.D. Anderson
Cancer Center
Address Line 1	Attn: Manager, Grants & Contracts Accounting
Address Line 2	P.O. Box 297402
Address Line 3	Houston, TX 77297
Social Security or Federal Tax ID Number	Tax I.D. 74 6001118 A1

EXHIBIT C

DISCLOSURE OF FINANCIAL INTERESTS AND ARRANGEMENTS

OF PRINCIPAL INVESTIGATOR OR OTHER RESEARCHER

As a condition of participating as a clinical investigator in the protocol entitled, “A Phase II Open-Label Study of the Intravenous Administration of Homoharringtonine (CGX-635) in the Treatment of Myelodysplastic Syndrome (MDS)” (the “Study”) which is sponsored by ChemGenex, Inc. (“ChemGenex”), please provide the appropriate information and responses to the following statements.

Investigator’s Name:  Jorge Cortes-Franco, M.D.

Title:  Principal Investigator

Organization/Institution:  The University of Texas M.D. Anderson Cancer Center Date:

Please mark the applicable checkboxes.

☐                                    I have financial arrangement(s) with ChemGenex in which the value of the compensation for conducting the Study could be influenced by the outcome of the Study.

☐                                    I have received or will receive from ChemGenex, since February 2, 1999 and during the time of the Study and for one (1) year after its completion, payment(s) of other sorts (e.g., grants to fund other ongoing research, compensation in the form of equipment not for the Study, retainer for ongoing consultation, or honoraria) that have a monetary value of more than $25,000.  Such payment(s) exclude the costs of conducting the Study or other clinical studies.

☐                                    I have any proprietary interest(s) in the product or device tested in the Study.

☐                                    During the time of the Study and for one (1) year after its completion, I will hold significant equity interest in ChemGenex.  “Significant equity interest” means any (1) ownership interest, stock options or other financial interest whose value cannot be readily determined through reference to public prices; or (2) equity interest in a publicly traded corporation that exceeds $50,000.

For those statements I have checked, details of the individuals financial arrangements and interests are attached, along with a description of steps taken to minimize the potential bias of Study results by any of the disclosed arrangements or interests.

ChemGenex agrees to treat as confidential all financial arrangements and interests attached to this Exhibit and to use such disclosure to meet the requirements placed on ChemGenex under 21 CFR 54.  Investigator acknowledges and agrees that ChemGenex may use such disclosure for this purpose.  During the time of the Study and for one (1) year after its completion, Investigator shall notify ChemGenex in writing of any change to the information provided in this Exhibit.

Investigator’s signature:	Date:

AMENDMENT No. 1 TO RESEARCH

AGREEMENT

This Amendment No. 1 to Research Agreement (“Amendment”) is made and entered into as of November 18, 2004 by and between ChemGenex Therapeutics, Inc. (“Sponsor”) and The University of Texas M.D. Anderson Cancer Center (“Institution”), a component of the University of Texas System (“System”).

RECITALS

A.                                   Sponsor and Institution entered into a Sponsored Clinical Study Agreement dated April 14, 2003 (the “Agreement”).

B.            Sponsor and Institution wish to amend the terms of the Agreement as set forth below.

NOW, THEREFORE, it is hereby agreed as follows:

1.             Section 2 of the Agreement shall be revised to read in its entirety as follows:

2.1                                 In consideration for performance of the Study by Institution, Sponsor shall pay Institution a maximum of [*] per patient for Study expenses for up to fifteen (15) patients, according to the Study budget and payment schedule detailed in Exhibit B.  This amount, shown by approximate category of expense in Exhibit B is attached hereto for information only. The first installment is payable within thirty (30) days of the Effective Date, and subsequent installments are payable quarterly. In addition, an amount of [*] previously paid for the APL study will be credited to the current MDS Study once the MDS contract is executed.  This credit will be applied to the payment schedule described in Exhibit B.  In no event shall Sponsor be obligated to pay to Institution any aggregate amount in excess of [*] ($[*]) unless Sponsor consents to do so in writing.  Breach of Section 2.1 shall constitute a material breach of this Agreement.

2.             Exhibit B of the Agreement shall be revised in its entirety as attached.

3.                                       Except as expressly provided in this Amendment, all other terms, conditions and provisions of the Agreement shall continue in full force and effect as provided therein.

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EXHIBIT B

STUDY BUDGET/PAYMENT SCHEDULE

Protocol Administration Charges
Institutional Review Board	$	[*]
Pharmacy Set-up	$	[*]
Miscellaneous, specify: PDMS user fee	$	[*]

Patient Study Visit	Cost Per Visit/Cycle		Number of Visits/Cycles	Maximum Costs Per Patient
Screening+ Remission Induction 1	$	[*]	1	$	[*]
Additional Remission Induction	$	[*]	Up to 2	$	[*]
Remission Maintenance	$	[*]	Up to 12	$	[*]
Study Completion	$	[*]	1	$	[*]
			Total Max. Cost Per Patient:	$	[*]

Payment Schedule:

The first installment of $[*], covering protocol administration charges, is payable within thirty (30) days of the Effective Date of this Agreement. Subsequent study payments will be made quarterly in accordance with the number Study visits/treatment cycles completed by each patient and upon receipt of verifiable, required Study data by Sponsor.  The final payment will be based upon the total number of evaluable patients x per visit cost, less the total of previously issued study payments. In addition, an amount of [*] previously paid for the APL study will be credited to the current MDS Study once the MDS contract is executed.  This credit will be applied according to this payment schedule.  An evaluable patient is defined as an enrolled patient meeting all entry criteria who has completed the first treatment cycle and all required follow-up per protocol (or who has terminated early for a study-related reason).  The final payment will be issued upon resolution of all patient data queries.

Payment Issue
Payee	The University of Texas,
M.D. Anderson Cancer Center
Address Line 1	Attn: Manager, Grants & Contracts Accounting
Address Line 2	P. O. Box 4390
Address Line 3	Houston, TX 77210
Social Security or Federal Tax ID Number	Tax I.D. 74 6001118 A1

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IN WITNESS WHEREOF, Sponsor and Institution have entered into this Amendment effective as of the date first set forth above.

ChemGenex Therapeutics, Inc.	THE UNIVERSITY OF TEXAS

M.D. ANDERSON CANCER CENTER

By:	By:
Leonard A. Zwelling, M.D., M.B.A.
Vice President for Research Administration

Date:	Date:

I have read this Amendment and understand my obligations hereunder:

By:
Jorge-Cortes Franco, M.D.
Principal Investigator

By:
Hagop M. Kantarjian, M.D.
Chairman, Department of Leukemia

By:
Waun Ki Hong, M.D.
Head, Division of Cancer Medicine

Reviewed & Approved:

Date:

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